UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                        First quarter results for 2007

BBVA increases net profit 23% to €1,254m, excluding extraordinary items

The BBVA Group expands further in high growth regions. It signed a strategic agreement with CITIC Group for China and other parts of Asia, and it announced the purchase of Compass Bancshares in the USA

Ø Net attributable profit rose 91.2%, to €1,950m if the sale of the holding in
Iberdrola is included. Earnings per share (EPS) excluding non-recurrent items increased 17.4% to €0.35

Ø Operating profit excluding non-recurrent items set a new record for a single quarter, rising 21.4% to €2,349m on strong revenues and business activity, and on an improvement in spreads

Ø The cost/income ratio (without non-recurrent items) improved further, from
42.4% to 39.5% (from 45.9% to 42.4% with depreciation)

Ø BBVA remains at the head of European banks in terms of profitability with a return on equity (ROE) of 30.5% and a return on assets (ROA) of 1.26%
excluding non-recurrent items

Ø All business areas improved efficiency and recorded significant growth in revenues, operating profit and net profit

Ø Spain & Portugal increased operating profit 21.1% and its net attributable profit rose 26.9% to €601m

Ø Global Businesses increased operating profit 30.2% and its net attributable profit climbed 29.5% to €189m

Ø Mexico & USA increased operating profit 35% at constant rates and net attributable profit rose 26.1% to €484m

Ø South America increased operating profit 22% at constant exchange rates and net attributable profit rose 20.1% to €166m

BBVA today announced net attributable profit before non-recurrent items of
€1,254m for the first quarter of 2007. This is an increase of 23% compared to the same period last year. Operating profit for the quarter set a new record at €2,349m (up 21.4%) – all excluding non-recurrent earnings. Thus the BBVA
Group is starting the year off with recurrent earnings of high quality thanks to strong revenues associated with the high level of business activity and an improvement in spreads.

In the first quarter BBVA advanced its expansion strategy in international regions with fast-growing economies. It signed a strategic agreement with
CITIC Group for China and other parts of Asia. Furthermore, it announced the acquisition of Compass Bancshares in an operation that will make it one of the top 20 banks in America and the main banking franchise in the Sun Belt. The
BBVA Group also achieved new improvements in efficiency including depreciation, which fell to 42.4% (45.9% a year earlier) and it maintains a solid position in profitability, risk management and capital adequacy.

Including the sale of Iberdrola shares, BBVA’s net attributable profit jumped more than 90% in the first quarter to €1,950m. But even without this non-recurrent operation, the first quarter of 2007 has confirmed the upward trend of recent years at global level and in all business areas. Greater business volumes boosted net interest income, which is the main source of revenue. Total revenues grew faster than expenses and this brought new improvements in efficiency and sharp increases in operating profit and net attributable profit.

In February BBVA announced an agreement to acquire 100% of Compass Bancshares
Inc for $9,600m. It will finance this operation by an exchange of shares and internal funds. The latter include proceeds from the sale of its holding in
Iberdrola, which produced capital gains of €696m after tax.

The BBVA Group's new North American franchise will have $47 billion in assets,
$32 billion in loans, $33 billion in deposits and 622 branches in 7 states.
This will make BBVA one of the top 20 banks in the country with a leading position in the Sun Belt region. Projected US operations will represent about
10% of the total BBVA Group. This is the biggest acquisition ever announced by
BBVA and a decisive step in its growth strategy for America.

BBVA’s investments in CITIC Group took shape in March when the Group recorded the 4.83% interest in China CITIC Bank (the third retail bank in mainland
China) and 14.58% of CITIC International Financial Holdings in Hong Kong
(CITIC’s international finance unit).

These two operations meet BBVA’s criteria for non-organic growth: they match the BBVA Group’s strategy and they create value for shareholders. Moreover they help to put BBVA in a prominent position in regions with high economic growth.

Unlike recent periods, this quarter saw local currencies in the Americas fall against the euro with a significant negative effect on all revenue items and on the balance sheet. In the case of expenses and provisions the effect was positive. As the year advances, the difference between current and constant rates may decline due to changes in average exchange rates and to active management of structural exchange rate risk by the BBVA Group.

The most relevant aspects of the BBVA Group’s financial performance in the first quarter are summarised below:

Ø In the first quarter of 2007 the BBVA Group generated net attributable profit of €1,950m. After stripping out the capital gains related to Iberdrola
(in view of their non-recurrent nature), net attributable profit comes to
€1,254m. This is a 23% increase over the €1,020m obtained in the first quarter of 2006 and this increase would be 31.1% at constant exchange rates. The latter figure compares very favourably with the 21.0% obtained on the same basis for the whole of 2006.

Ø Earnings per share came to €0.55 and the return on equity stands at 34.7%.
Without non-recurrent items, earnings per share are €0.35 (up 17.3% compared to the €0.30 achieved in the first quarter last year) and ROE stands at 30.5%
(34.1% in March 2006).

Ø The net profits are supported by solid operating profit of €3,196m. Without the Iberdrola capital gains the figure is €2,349m, rising 21.4% over the
€1,936m obtained in the first quarter of 2006 (up 29.0% at constant exchange rates and thus higher than the 23.2% obtained for the whole of 2006).

Ø The major source of revenue is net interest income. It increased 14.5%
year-on-year (22.1% at constant rates), supported by higher business volumes and an improvement in spreads. Net fee income and insurance revenues rose 3.7%
(9.5% at constant exchange rates) and net trading income climbed 32.7%
(excluding non-recurrent items).

Ø The growth in ordinary revenues excluding non-recurrent items (12.3% in euros and 18.9% at constant exchange rates) easily offset the increase in operating expense including depreciation (4.6% and 9.9%, respectively). This led to a new improvement in the cost/income ratio which stands at 42.4%
compared to 45.9% at this point a year ago.

Ø Lending has risen sharply in recent years and there is a greater proportion of the more profitable forms (consumer finance, credit cards and SME lending), which have higher default rates. Despite this, the BBVA Group’s indices of loan quality continue at excellent levels. At 31-Mar-07 the non-performing loan ratio improved to 0.84% (0.90% a year earlier) and the coverage ratio stands at 263.4% (261.7% at 31-Mar-06). It should be noted that coverage funds at the end of March came to €7,093m. Those of a generic nature account for
€5,061m, compared to €4,119m a year earlier.

Ø At 31-Mar-07 the Group’s capital base remained sound with core capital at
6.2% (compared to 6.2% at 31-Dec-06 and 5.6% at 31-Mar-06). Tier I stands at
7.7% and the BIS ratio is 11.6%.

Ø After payment of a third interim dividend of €0.132 per share on 10th
January and the final dividend of €0.241 on 10th April, the total dividend paid against 2006 earnings comes to €0.637 per share. This is 20% more than the amount paid against 2005 results.

Ø In the Spain & Portugal area, net interest income grew 13.2% year-on-year thanks to higher lending (up 15.7% with positive contributions from all the main units and types) and to the increase in customer funds (up 5.7% aided by an improvement in spreads). Other revenues increased 11.1% and ordinary revenues grew 12.4% whereas expenses rose only 1.4%. Therefore, the cost/income ratio improved once more, increasing operating profit 21.1% and net attributable profit rose 26.9% to €601m.

Ø The Global Businesses area also had an excellent quarter with sharp increases in lending and customer funds. Ordinary revenues were up 19.7%, operating profit rose 30.2% and net attributable profit increased 29.5% to
€189m.

Ø In the Mexico & USA area, lending and customer funds continue to grow strongly (up 39.5% and 22.6%, respectively, in local currency). Helped by a further increase in customer spreads, net interest income increased 33.9% at constant exchange rates. Net fee income and insurance revenue increased 19.5%
and this boosted ordinary revenues 28.9%, outpacing the rise in expenses. This meant the cost/income ratio continued to improve and operating profit climbed
35.0%. This increase amply offset loan-loss provisions, which doubled on higher lending, and increased net attributable profit to €484m (up 26.1% at constant exchange rates).

Ø In the South America area, business is on the rise (lending is up 29.8% and customer funds are up 20.4% in local currencies). As a result, net interest income rose 26.2% at constant exchange rates and net fee income plus insurance income increased 9.4%. Therefore, operating profit grew 22.0% and net attributable profit rose 20.1% to €166m.

D I S C L A I M E R

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,”
“plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”),
Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the
Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to
BBVA’s and Compass’s most recent reports filed with the SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to)
update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on
Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the
BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of
BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters.
SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY
OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY
STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at
www.sec.gov, from BBVA’s Investor Relations department or from Compass’s
Investor Relations department.  BBVA will also file certain documents with the
Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 25 April 2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	BBVA Authorized Representative